Exhibit 17.1

March 24, 2006

Gentlemen:

Please accept my letter of resignation as a member of the Trulite Inc. Board of Directors and as an officer of the company, effective immediately. It is time for me to pursue other interests and opportunities. I will help as necessary to transition my Board and officer responsibilities to my replacement.

I sincerely hope for Trulite’s continued success. If you have any questions or concerns, please do not hesitate to contact me.

Best Regards,

/s/ J. Kevin Shurtleff

J. Kevin Shurtleff